NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan


05011067

September 6, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1676.

Sincerely,

Hisashi Saito

Corporate Communications
NEC Electronics Corporation

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BY Express Mail
Enclosures

NEWS RELEASE

NEC

Media Contacts

Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

Investor Contacts

Yuko Kimoto / Yoshito Yahazu / Taro Kusakabe
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Announces Revised Dividend Forecasts

KAWASAKI, Japan, September 2, 2005 – NEC Electronics Corporation (TSE:6723) today announced revised interim dividend forecasts for the fiscal year ending March 31, 2006, which were approved at a meeting of the board of directors on September 2, 2005.

1. Reasons for revised dividend forecasts

   NEC Electronics revised its consolidated financial forecasts for the first half of the fiscal year ending March 31, 2006, on July 6, 2005. Despite cost reduction efforts, both consolidated and non-consolidated net sales declined significantly year-on-year and the company expects to incur losses for the first half of the fiscal year. As a result, NEC Electronics has reluctantly decided to eliminate interim dividends. The company is currently evaluating the outlook for the second half of the fiscal year, and has changed the forecast for year-end dividends to "to be determined" (TBD).

2. Revised dividend forecasts

   Dividend per share

Forecast as of...	Interim Dividend	Year-end Dividend	Year
April 26, 2005	10 yen	10 yen	20 yen
September 2, 2005	0 yen	TBD	TBD
(Reference) Results for the fiscal year ended March 31, 2005	10 yen	10 yen	20 yen

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

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